# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

# FORM 8-K

## CURRENT REPORT PURSUANT
## TO SECTION 13 OR 15(D) OF THE
## SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>March 19, 2007 (March 13, 2007)</u>

**Centennial Communications Corp.**
(Exact Name of Registrant as Specified in Its Charter)

**Delaware**
(State or Other Jurisdiction of Incorporation)

| **0-19603** | **06-1242753** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**3349 Route 138**
**Wall, New Jersey 07719**
(Address of principal executive offices, including zip code)

**(732) 556-2200**
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 2.01     Completion of Acquisition or Disposition of Assets.

On March 13, 2007, Centennial Communications Corp. ("Centennial") completed the previously announced sale of its wholly owned subsidiary, All America Cables and Radio, Inc. ("Centennial Dominicana"), to Trilogy International Partners for approximately $80 million in cash. Centennial Dominicana operates an integrated wireless and broadband network that served approximately 388,900 subscribers as of August 31, 2006.   There was no material relationship, other than with respect to such transaction, between Trilogy International Partners and Centennial or any of its affiliates or any director or officer of Centennial or any associate of any such director or officer.

A copy of the press release announcing the completion of such sale is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

   (b) Pro Forma Financial Information

        (1)     Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the period ended November 30, 2006 and for the three years ended May 31, 2006 (filed herewith as Exhibit 99.2)

   (d)  Exhibits

      99.1    Press Release of Centennial Communications Corp. dated March 13, 2007.

      99.2    Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the period ended November 30, 2006 and for the three years ended May 31, 2006.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL COMMUNICATIONS CORP.

Date: March 19, 2007

By: /s/ Tony L. Wolk
Tony L. Wolk
Senior Vice President, General Counsel

EXHIBIT INDEX

<u>Exhibit No.</u>                                    <u>Description</u>

99.1     Press Release of Centennial Communications Corp. dated March 13, 2007.

99.2     Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the period ended November 30, 2006 and for the three years ended May 31, 2006.

EXHIBIT 99.1



**News Release**

For investor and media inquiries please contact:
**Steve E. Kunszabo**
**Director, Investor Relations**
**732-556-2220**

## Centennial Communications Completes Sale of Dominican Republic Business; Company Announces Redemption of $80 Million of its 10-3/4 Percent Senior Subordinated Notes Due 2008

WALL, N.J. -- Centennial Communications Corp. (NASDAQ: CYCL) ("Centennial") today announced that it completed the sale of its wholly owned subsidiary, All America Cables and Radio, Inc. ("Centennial Dominicana"), to Trilogy International Partners for approximately $80 million in cash.

Centennial Dominicana operates an integrated wireless and broadband network that served approximately 388,900 subscribers as of August 31, 2006. Adjusted operating income (AOI)[1] and capital expenditures attributable to Centennial Dominicana for the fiscal year ended May 31, 2006 were both approximately $11 million.   Waller Capital Corporation, a telecommunications-focused investment bank, served as exclusive financial advisor to Centennial on this transaction.  Trilogy International's exclusive financial adviser was Deutsche Bank Securities, Inc.

Centennial Communications also announced that it will redeem $80 million aggregate principal amount of its $125 million outstanding 10-3/4 percent senior subordinated notes due December 15, 2008.  The redemption will occur on or about April 11, 2007 at face value with no prepayment penalties.

"Taking this step to sell our Dominican Republic business is consistent with our renewed commitment to deleveraging," said Michael J. Small, Chief Executive Officer of Centennial.

## DEFINITIONS

(1)  Adjusted operating income is defined as, for any period, net (loss) income before income from discontinued operations, income from equity investments, minority interest in income of subsidiaries, income tax expense, other income (expense), interest expense, net, (loss) gain on disposition of assets, strategic alternatives/recapitalization costs, stock-based compensation expense and depreciation and amortization. Please refer to Centennial's Investor Relations website at www.ir.centennialwireless.com for a discussion of non-GAAP financial measures.

## ABOUT CENTENNIAL

*Centennial Communications (NASDAQ: CYCL), based in Wall, NJ, is a leading provider of regional wireless and integrated communications services in the United States and Puerto Rico with approximately 1.1 million wireless subscribers and 387,500 access lines and equivalents. The U.S. business owns and operates wireless networks in the Midwest and Southeast covering parts of six states. Centennial's Puerto Rico business owns and operates wireless networks in Puerto Rico and the U.S. Virgin Islands and provides facilities-based integrated voice, data and Internet solutions. Welsh, Carson, Anderson & Stowe and an affiliate of the Blackstone Group are controlling shareholders of Centennial. For more information regarding Centennial, please visit our websites http://www.centennialwireless.com/, http://www.centennialpr.com/ and http://www.centennialrd.com/.*

## SAFE HARBOR PROVISION

*Cautionary statement for purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: Information in this release that involves Centennial's expectations, beliefs, hopes, plans, projections, estimates, intentions or strategies regarding the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the effects of vigorous competition in our markets, which may make it difficult for us to attract and retain customers and to grow our customer base and revenue and which may increase churn, which could reduce our revenue and increase our costs; the fact that many of our competitors are larger than we are, have greater financial resources than we do, are less leveraged than we are, have more extensive coverage areas than we do, and may offer less expensive and more technologically advanced products and services than we do; changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes which may render certain technologies used by us obsolete; our substantial debt obligations, including restrictive covenants, which place limitations on how we conduct business; our ability to attract subscribers in our newly launched markets in Grand Rapids and Lansing, Michigan; market prices for the products and services we offer may continue to decline in the future; the effect of changes in the level of support provided to us by the Universal Service Fund; the effects of a decline in the market for our CDMA-based technology; the effects of consolidation in the telecommunications industry; general economic, business, political and social conditions in the areas in which we operate, including the effects of world events, terrorism, hurricanes, tornadoes, wind storms and other natural disasters; our access to the latest technology handsets in a timeframe and at a cost similar to our competitors; the effect on our business of wireless local number portability, which allows customers to keep their wireless phone numbers when switching between service providers; our ability to successfully deploy and deliver wireless data services to our customers, including next generation 3G technology; our ability to generate cash and the availability and cost of additional capital to fund our operations and our significant planned capital expenditures, including the need to refinance or amend existing indebtedness; our dependence on roaming agreements for a significant portion of our wireless revenue and the expected decline in roaming revenue over the long term; our dependence on roaming agreements for our ability to offer our wireless customers competitively priced regional and nationwide rate plans that include areas for which we do not own wireless licenses; our ability to attract and retain qualified personnel; the effects of governmental regulation of the telecommunications industry; fluctuations in currency values related to our Dominican Republic operations; our ability to acquire, and the cost of acquiring, additional spectrum in our markets to support growth and advanced technologies; our ability to manage, implement and monitor billing and operational support systems; the results of litigation filed or which may be filed against us, including litigation relating to wireless billing, using wireless telephones while operating an automobile or possible health effects of radio frequency transmission; the relative liquidity and corresponding volatility of our common stock and our ability to raise future equity capital; and the control of us retained by our majority stockholders and anti-takeover provisions and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to Centennial as of the date of the release, and we assume no obligation to update or revise any such forward-looking statements.*

*# # #*

**EXHIBIT 99.2**

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS**

On November 21, 2006, Centennial Communications Corp. ("Centennial") entered into a definitive agreement to sell its wholly owned subsidiary, Centennial Dominicana, to Trilogy International Partners for approximately $83 million in cash. The transaction closed on March 13, 2007. The disposition has been accounted for by Centennial as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Pro Forma Financial Statements

The following unaudited pro forma condensed consolidated financial statements have been prepared based on the historical financial statements of Centennial after giving effect to the sale of its wholly owned subsidiary, Centennial Dominicana, and the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations give effect to the disposal of Centennial Dominicana by Centennial as if it had occurred on June 1, 2003 and the unaudited pro forma condensed consolidated balance sheet gives effect to the disposal of Centennial Dominicana by Centennial as if it had occurred on November 30, 2006. The unaudited pro forma condensed consolidated financial statements were derived by adjusting the historical financial statements of Centennial for the removal of assets, liabilities, revenues and expenses associated with Centennial Dominicana and the pro forma adjustments described in the footnotes.

The unaudited pro forma condensed consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited historical consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2006, filed on August 10, 2006 and the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 filed on January 4, 2007.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations that would have actually been reported had the disposition occurred on June 1, 2003 for consolidated statement of operation purposes and as of November 30, 2006 for consolidated balance sheet purposes, nor is it necessarily indicative of Centennial's future consolidated financial position or consolidated results of operations. The unaudited pro forma condensed consolidated financial statements are based upon estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for the purposes of developing this pro forma information.

EXHIBIT 99.2

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET**
**(Dollar amounts in thousands)**

| | As of November 30, 2006 | | | |
|---|---|---|---|---|
| | Centennial Communications Corp. | Centennial Dominicana | Pro Forma Adjustments | Pro Forma |
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | $ 106,702 | $ (3,345) | $ 83,298 (a) | $ 184,825 |
| | | | (1,830)(b) | |
| Accounts receivable, net | 101,887 | (10,862) | | 91,025 |
| Inventory — phones and accessories, net | 34,273 | (563) | | 33,710 |
| Prepaid expenses and other current assets | 28,437 | (1,710) | | 26,727 |
| TOTAL CURRENT ASSETS | 271,299 | (16,480) | 81,468 | 336,287 |
| PROPERTY, PLANT AND EQUIPMENT, net | 627,298 | (69,413) | | 557,885 |
| EQUITY INVESTMENTS, net | 2,284 | | | 2,284 |
| DEBT ISSUANCE COSTS, less accumulated amortization of $19,461 | 47,528 | | | 47,528 |
| U.S. WIRELESS LICENSES | 398,778 | | | 398,778 |
| CARIBBEAN WIRELESS LICENSES, net | 67,992 | (13,833) | | 54,159 |
| GOODWILL | 30,204 | (26,017) | | 4,187 |
| TRANSMISSION AND CONNECTING RIGHTS, net | 610 | (610) | | |
| CABLE FACILITY, net | 3,610 | | | 3,610 |
| OTHER ASSETS, net | 4,670 | (283) | | 4,387 |
| TOTAL ASSETS | $ 1,454,273 | $ (126,636) | $ 81,468 | $ 1,409,105 |
| **CURRENT LIABILITIES:** | | | | |
| Accounts payable | 29,356 | (3,728) | 891 (c) | 26,519 |
| Accrued expenses and other current liabilities | 205,958 | (9,392) | 3,900 (h) | 202,566 |
| Payable to affiliates | 125 | | | 125 |
| TOTAL CURRENT LIABILITIES | 235,439 | (13,120) | 6,891 | 229,210 |
| LONG-TERM DEBT | 2,140,337 | | | 2,140,337 |
| DEFERRED FEDERAL INCOME TAXES | 121,601 | | | 121,601 |
| OTHER LIABILITIES | 17,131 | (1,755) | | 15,376 |
| MINORITY INTEREST IN SUBSIDIARIES | 3,671 | | | 3,671 |
| STOCKHOLDERS' DEFICIT: | | | | |
| Common stock | 1,056 | | | 1,056 |
| Additional paid-in capital | 10,661 | | | 10,661 |
| Accumulated deficit | (1,075,407) | (111,761) | 111,761 (e) | (1,112,591) |
| | | | (891)(c) | |
| | | | (30,293)(f) | |
| | | | (3,900)(h) | |
| Accumulated other comprehensive income | 861 | | | 861 |
| | (1,062,829) | (111,761) | 74,577 | (1,100,013) |
| Less: Cost of 70,503 common shares in treasury | (1,077) | | | (1,077) |
| TOTAL STOCKHOLDERS' DEFICIT | (1,063,906) | (111,761) | 74,577 | (1,101,090) |
| TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT | $ 1,454,273 | $ (126,636) | $ 81,468 | $ 1,409,105 |

**EXHIBIT 99.2**

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS**
(Dollar amounts in thousands, except per share amounts)

| | Six Months Ended November 30, 2006 | | | |
| --- | --- | --- | --- | --- |
| | Centennial Communications Corp. | Centennial Dominicana | Pro Forma Adjustments | Pro Forma |
| REVENUE: | | | | |
| Service revenue | 463,882 | (36,633) | 2,530 (d) | 429,779 |
| Equipment sales | 25,626 | (802) | | 24,824 |
| | 489,508 | (37,435) | 2,530 | 454,603 |
| COSTS AND EXPENSES: | | | | |
| Cost of services (exclusive of depreciation and amortization shown below) | 102,454 | (17,475) | 1,762 (d) | 86,741 |
| Cost of equipment sold | 63,922 | (2,827) | | 61,095 |
| Sales and marketing | 52,720 | (5,927) | | 46,793 |
| General and administrative | 90,588 | (8,423) | 1,756 (d) | 84,689 |
| | | | 768 (d) | |
| Depreciation and amortization | 72,045 | (7,132) | | 64,913 |
| Loss on disposition of assets | 552 | (259) | | 293 |
| | 382,281 | (42,043) | 4,286 | 344,524 |
| OPERATING INCOME (LOSS) | 107,227 | 4,608 | (1,756) | 110,079 |
| INTEREST EXPENSE, NET | (102,398) | (5) | | (102,403) |
| OTHER (EXPENSE) INCOME | (113) | 113 | | |
| NET INCOME BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | 4,716 | 4,716 | (1,756) | 7,676 |
| INCOME TAX (EXPENSE) BENEFIT | (8,468) | (40) | 1,475 (g) | (7,033) |
| NET (LOSS) INCOME BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | (3,752) | 4,676 | (281) | 643 |
| MINORITY INTEREST IN INCOME OF SUBSIDIARIES | (441) | | | (441) |
| INCOME FROM EQUITY INVESTMENTS | 546 | | | 546 |
| NET LOSS | (3,647) | 4,676 | (281) | 748 |
| EARNINGS PER SHARE: | | | | |
| BASIC | | | | |
| NET (LOSS) INCOME PER SHARE | (0.03) | | | 0.01 |
| DILUTED | | | | |
| NET (LOSS) INCOME PER SHARE | (0.03) | | | 0.01 |
| WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE SIX MONTHS ENDED NOVEMBER 30, 2006 (IN THOUSANDS): | | | | |
| Basic | 105,309 | | | 105,309 |
| Diluted | 107,363 | | | 107,363 |

**EXHIBIT 99.2**

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS**
**(Dollar amounts in thousands, except per share amounts)**

| | Fiscal Year Ended May 31, 2006 | | | |
| --- | --- | --- | --- | --- |
| | Centennial Communications Corp. | Centennial Dominicana | Pro Forma Adjustments | Pro Forma |
| REVENUE: | | | | |
| Service revenue | 905,686 | (82,767) | 3,330 (d) | 826,249 |
| Equipment sales | 40,042 | (1,210) | | 38,832 |
| | 945,728 | (83,977) | 3,330 | 865,081 |
| COSTS AND EXPENSES: | | | | |
| Cost of services (exclusive of depreciation and amortization shown below) | 200,159 | (42,523) | 2,358 (d) | 159,994 |
| Cost of equipment sold | 112,806 | (6,222) | | 106,584 |
| Sales and marketing | 101,657 | (11,416) | | 90,241 |
| General and administrative | 188,369 | (17,110) | 4,389 (d) | 176,620 |
| | | | 972 (d) | |
| Depreciation and amortization | 134,469 | (13,940) | | 120,529 |
| Gain on disposition of assets | (278) | (54) | | (332) |
| | 737,182 | (91,265) | 7,719 | 653,636 |
| OPERATING INCOME | 208,546 | 7,288 | (4,389) | 211,445 |
| INTEREST EXPENSE, NET | (163,667) | | | (163,667) |
| LOSS ON EXTINGUISHMENT OF DEBT | (750) | (13) | | (763) |
| OTHER (EXPENSE) INCOME | (731) | 731 | | |
| INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | 43,398 | 8,006 | (4,389) | 47,015 |
| INCOME TAX (EXPENSE) BENEFIT | (23,518) | - | 3,322 (g) | (20,196) |
| INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | 19,880 | 8,006 | (1,067) | 26,819 |
| MINORITY INTEREST IN INCOME OF SUBSIDIARIES | (784) | | | (784) |
| INCOME FROM EQUITY INVESTMENTS | 1,083 | | | 1,083 |
| INCOME FROM CONTINUING OPERATIONS | 20,179 | 8,006 | (1,067) | 27,118 |
| EARNINGS PER SHARE: | | | | |
| BASIC | | | | |
| EARNINGS PER SHARE FROM CONTINUING OPERATIONS | 0.19 | | | 0.26 |
| DILUTED | | | | |
| EARNINGS PER SHARE FROM CONTINUING OPERATIONS | 0.19 | | | 0.25 |
| WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2006 (IN THOUSANDS): | | | | |
| Basic | 104,644 | | | 104,644 |
| Diluted | 107,318 | | | 107,318 |

EXHIBIT 99.2

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS**
**(Dollar amounts in thousands, except per share amounts)**

|  | Fiscal Year Ended May 31, 2005 | | | |
| --- | --- | --- | --- | --- |
|  | Centennial Communications Corp. | Centennial Dominicana | Pro Forma Adjustments | Pro Forma |
| REVENUE: |  |  |  |  |
| Service revenue | 852,869 | (77,793) | 3,196 (d) | 778,272 |
| Equipment sales | 29,558 | (1,394) |  | 28,164 |
|  | 882,427 | (79,187) | 3,196 | 806,436 |
| COSTS AND EXPENSES: |  |  |  |  |
| Cost of services (exclusive of depreciation and amortization shown below) | 166,050 | (38,993) | 2,889 (d) | 129,946 |
| Cost of equipment sold | 94,331 | (4,636) |  | 89,695 |
| Sales and marketing | 95,977 | (12,251) |  | 83,726 |
| General and administrative | 159,708 | (14,228) | 2,553 (d) | 148,340 |
|  |  |  | 307 (d) |  |
| Depreciation and amortization | 202,053 | (9,873) |  | 192,180 |
| Gain on disposition of assets | (14,462) | (5) |  | (14,467) |
|  | 703,657 | (79,986) | 5,749 | 629,420 |
| OPERATING INCOME | 178,770 | 799 | (2,553) | 177,016 |
| INTEREST EXPENSE, NET | (145,041) | (24) |  | (145,065) |
| LOSS ON EXTINGUISHMENT OF DEBT | (9,052) |  |  | (9,052) |
| OTHER (EXPENSE) INCOME | (2,500) | 2,500 |  |  |
| INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | 22,177 | 3,275 | (2,553) | 22,899 |
| INCOME TAX (EXPENSE) BENEFIT | (2,154) | 1,177 | 2,073 (g) | 1,096 |
| INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | 20,023 | 4,452 | (480) | 23,995 |
| MINORITY INTEREST IN INCOME OF SUBSIDIARIES | (934) |  |  | (934) |
| INCOME FROM EQUITY INVESTMENTS | 540 |  |  | 540 |
| INCOME FROM CONTINUING OPERATIONS | 19,629 | 4,452 | (480) | 23,601 |
| EARNINGS PER SHARE: |  |  |  |  |
| BASIC |  |  |  |  |
| EARNINGS PER SHARE FROM CONTINUING OPERATIONS | 0.19 |  |  | 0.23 |
| DILUTED |  |  |  |  |
| EARNINGS PER SHARE FROM CONTINUING OPERATIONS | 0.19 |  |  | 0.22 |
| WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2005 (IN THOUSANDS): |  |  |  |  |
| Basic | 103,477 |  |  | 103,477 |
| Diluted | 105,217 |  |  | 105,217 |

EXHIBIT 99.2

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollar amounts in thousands, except per share amounts)

|  | Fiscal Year Ended May 31, 2004 | | | |
|  | Centennial Communications Corp. | Centennial Dominicana | Pro Forma Adjustments | Pro Forma |
|---|---|---|---|---|
| REVENUE: |  |  |  |  |
| Service revenue | 749,790 | (53,315) | 4,077 (d) | 700,552 |
| Equipment sales | 30,978 | (1,488) | 20 (d) | 29,510 |
|  | 780,768 | (54,803) | 4,097 | 730,062 |
| COSTS AND EXPENSES: |  |  |  |  |
| Cost of services (exclusive of depreciation and amortization shown below) | 143,189 | (29,359) | 4,077 (d) | 117,907 |
| Cost of equipment sold | 86,071 | (4,351) | 20 (d) | 81,740 |
| Sales and marketing | 88,960 | (7,427) |  | 81,533 |
| General and administrative | 148,610 | (9,423) | 2,126 (d) | 141,313 |
| Depreciation and amortization | 118,124 | (15,156) |  | 102,968 |
| Loss on disposition of assets | 641 |  |  | 641 |
|  | 585,595 | (65,716) | 6,223 | 526,102 |
| OPERATING INCOME | 195,173 | 10,913 | (2,126) | 203,960 |
| INTEREST EXPENSE, NET | (162,922) | (46) |  | (162,968) |
| LOSS ON EXTINGUISHMENT OF DEBT | (39,176) |  |  | (39,176) |
| OTHER INCOME (EXPENSE) | 36 | (38) |  | (2) |
| (LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT (EXPENSE), MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | (6,889) | 10,829 | (2,126) | 1,814 |
| INCOME TAX (EXPENSE) BENEFIT | (9,585) | 815 | 1,462 (g) | (7,308) |
| (LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS | (16,474) | 11,644 | (664) | (5,494) |
| MINORITY INTEREST IN INCOME OF SUBSIDIARIES | (627) |  |  | (627) |
| INCOME FROM EQUITY INVESTMENTS | 143 |  |  | 143 |
| (LOSS) INCOME FROM CONTINUING OPERATIONS | (16,958) | 11,644 | (664) | (5,978) |
| EARNINGS PER SHARE: |  |  |  |  |
| BASIC |  |  |  |  |
| LOSS PER SHARE FROM CONTINUING OPERATIONS | (0.17) |  |  | (0.06) |
| DILUTED |  |  |  |  |
| LOSS PER SHARE FROM CONTINUING OPERATIONS | (0.17) |  |  | (0.06) |
| WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE FISCAL YEAR ENDED MAY 31, 2004 (IN THOUSANDS): |  |  |  |  |
| Basic | 99,937 |  |  | 99,937 |
| Diluted | 99,937 |  |  | 99,937 |

EXHIBIT 99.2

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS**

**Note 1.      Basis of Pro Forma Presentation**

The pro forma condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission.

The unaudited pro forma condensed financial statements of Centennial and Centennial Dominicana have been prepared based on the historical consolidated balance sheets of Centennial and Centennial Dominicana as of November 30, 2006 and the historical consolidated statements of operations for Centennial and Centennial Dominicana for the six months ended November 30, 2006 and for the fiscal years ended May 31, 2006, 2005 and 2004, after giving effect to the adjustments and assumptions described below.

Centennial and Centennial Dominicana employ accounting policies that are in accordance with accounting principles generally accepted in the United States of America. In management's opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Centennial and Centennial Dominicana have been made.

The ongoing activity presented in these pro forma condensed consolidated financial statements represents Centennial's assets, liabilities and expenses that will not be divested of in the sale of Centennial Dominicana.  This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the consolidated operating results and consolidated financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor are they necessarily indicative of the operating results and financial position that may occur in the future.

**Note 2.      Pro Forma Assumptions**

*Pro forma adjustments:*

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared as if the divestiture was completed on November 30, 2006 for consolidated balance sheet purposes and as of June 1, 2003 for consolidated statement of operations purposes and reflect the following pro forma adjustments:

(a) To reflect sale consideration of $83.3 million cash.

(b) To reflect the $1.8 million in estimated direct expenses of the transaction including legal, accounting, financial advisory and other professional fees.

(c) To adjust for liabilities of Centennial Dominicana that will remain with Centennial.

(d) To adjust for inter-company revenue and expenses, and expenses that were allocated to Centennial Dominicana, which would have been incurred by Centennial whether or not Centennial Dominicana was a subsidiary of Centennial and are expected to continue to be incurred.

(e) To eliminate Centennial Dominicana's equity from consolidated equity as a result of the disposition.

**EXHIBIT 99.2**

**CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES**

**NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)**

(f) To record the net loss before income tax expense as a result of the disposition.

| | |
|---|---|
| Total consideration | $83,298 |
| Transaction costs | 1,830 |
| Net total proceeds | 81,468 |
| Net assets sold | 111,761 |
| Pro forma net loss before income tax expense | 30,293 |
| Income tax expense | 3,900(h) |
| Pro forma net loss | 34,193 |

    (g)    To record the tax effect on the corporate overhead allocation adjustment resulting from the disposition of Centennial Dominicana.

    (h)    To record income tax due to the Dominican Republic as a result of the disposition of Centennial Dominicana, net of United State tax benefit. No tax benefit has been recognized on the benefit resulting from the capital loss, as management does not believe that realization of that benefit is more likely than not.

**Note 3.**        **Unaudited Pro Forma Earnings Per Share Data**

   Basic and diluted pro forma earnings per share were calculated using the weighted average shares outstanding of Centennial for the six months ended November 30, 2006 and for the fiscal years ended May 31, 2006, 2005 and 2004.  As the pro forma condensed consolidated statements of operations for the fiscal year ended May 31, 2004 shows a net loss, weighted average basic and diluted shares are the same.